SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12B-25

                                             Commission File Number 1-9988


                        NOTIFICATION OF LATE FILING

 (Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
               [ ] Form N-SAR

 For Period Ended: December 31, 1997

 [   ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
 [   ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
 [   ] Transition Report on Form 11-K

      For the Transition Period Ended:_________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________
 ________________________________________________________________________


                                  PART I
                           REGISTRANT INFORMATION

 Full name of registrant  Huntsman Polymers Corporation

 Former name if applicable  Rexene Corporation

 Address of principal executive office (Street and number)  500 Huntsman Way

 City, state and zip code  Salt Lake City, Utah  84108


                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]  (b)  The subject annual report, semi-annual report, transition report
           on Form 10-K, 20-F,   11-K or Form N-SAR, or portion thereof will
           be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]  (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.


                                 PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           On August 27, 1997, Huntsman Centennial Corporation, a wholly-owned indirect subsidiary of Huntsman Corporation, was merged with and into Rexene Corporation, which subsequently changed its name to Huntsman Polymers Corporation (the "Company"). The resulting change of control of the Company and change in personnel throughout the Company has made the gathering of information necessary for the completion of the Form 10-K of the Company more difficult than expected. Therefore, the Company was not able to file the Form 10-K within the prescribed time period.


                                 PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     Martin F. Petersen               (801)               532-5200
        (Name)                     (Area code)       (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes  [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X] Yes  [   ] No


           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           As discussed above, the Company was merged with and into a wholly-owned subsidiary of Huntsman Corporation. The transaction has been accounted for as a purchase and, accordingly, the assets and liabilities have been restated to their estimated fair value.

           The results of operations for the year ended December 31, 1997 are expected to be significantly different than for the year ended December 31, 1996 for the following reasons:

                Decrease in average sales prices for styrene in 1997;

                Decrease in polypropylene production and an increase in maintenance costs for the polypropylene facility;

                Net decrease in operating expenses due to administrative restructuring as a result of the merger, settlement of an insurance claim in a lawsuit and a reduction in an environment accrual due to modifications to a remedial action plan;

                Expenses of the Company related to the merger;

                Increase in other expense due to settlement of a lawsuit;
                and

                Divesture of the Company's polyethylene film business to an affiliate of the Company.

           As a result of the above, it is anticipated that net income for the year ended December 31, 1997 will be approximately $35 million lower than the $29.7 million in net income reported for the year ended December 31, 1996.



                       Huntsman Polymers Corporation
                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



 Date:  April 1, 1998                By: /s/ J. Kimo Esplin
                                         _____________________________
                                         J. Kimo Esplin
                                         Senior Vice President and
                                         Chief Financial Officer